Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Valley National Bank Savings and Investment Plan:

We consent to the incorporation by reference in registration statements No. 333-77673 and No. 333-36667 on Form S-8 of Valley National Bancorp of our report dated June 24, 2011, with respect to the statements of net assets available for benefits of the Valley National Bank Savings and Investment Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 Annual Report on Form 11-K of the Valley National Bank Savings and Investment Plan.

/s/ KPMG LLP

Short Hills, New Jersey

June 24, 2011

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